

February 11, 2011

Michael Moore, President, CEO, Director
Superior Venture Corporation
1937 E. Mineral Avenue
Centennial, Colorado 80122

     Re: **Superior Venture Corporation**
             Amendment No. 5 to Registration Statement on Form S-1
             Filed February 4, 2011
             File No. 333-168136

Dear Mr. Moore:

We have reviewed your amended registration statement and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1

Marketing, page 23

1. Please clarify your reference to "this segment" in the last two sentences of the first paragraph of page 24 in light of your revised discussion of the three segments you intend to target.

Marketing Strategy, page 24

2. We partially reissue comment two of our letter dated January 28, 2011. We note your discussion of how you intend to market to your "first market segmentation" of consumers with disposable income who are college educated. Please also revised here to discuss the specific marketing strategies you intend to use, if any, for your other two identified market segments: adults aged 45 and up and generation-Xers/millennials.

Management's Discussion and Analysis or Plan of Operation, page 44

3. We reissue comment three of our letter dated January 28, 2011. Please revise your disclosure on page 44 to disclose the cash balance as of the most recent practicable date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director